Filed Pursuant to SEC Rule 425
                                   Filing Person: UtiliCorp United Inc.
                                   Subject Company: Aquila, Inc.
                                   Registration Statement File No.: 333-74362



The following two announcements were posted on UtiliCorp's Infonet, an Intranet-based employee communication tool, on December 14, 2001.

Aquila's Board remains neutral on exchange offer
------------------------------------------------

Dec. 14, 2001 - Aquila's Board of Directors met today to review the previously announced offer by UtiliCorp to exchange 0.6896 of a share of UCU common stock in a tax-free exchange for each outstanding share of Aquila Class A common stock. UCU owns all of the outstanding Aquila Class B shares, which constitute approximately 80 percent of all outstanding Aquila common shares.

Because all members of Aquila's board are officers or directors of UCU and may have conflicts of interest with respect to UCU's offer, Aquila's board has decided to remain neutral and make no recommendation to Aquila stockholders with respect to the offer.

Aquila today filed a Schedule 14D-9 Solicitation/Recommendation Statement with the Securities and Exchange Commission and will mail copies of the
Schedule 14D-9 to its Class A stockholders. The Schedule 14D-9 contains a summary of a financial analysis prepared for the Board by The Blackstone Group, its independent financial advisor.

The Aquila board urges all Aquila stockholders to determine on their own whether to tender any of their shares pursuant to UCU's exchange offer based on all of the information available to them, including the information considered by Aquila's board described in the Schedule 14D-9.



How to get info on Aquila tender offer
--------------------------------------

Dec. 14, 2001 - Aquila stockholders by now should have received a package in the mail with information about the "Tender of Aquila Class A Common Stock to UtiliCorp United Inc."

If you purchased your Aquila shares through Lehman Brothers, call
800-621-2246 and speak with James Brand or Mark Myers as an alternate contact. Tell them if you want to tender or not tender. (It's helpful but not required to have your account number handy.)

Make your phone call no later than Jan 3. You can use this phone number to ask questions, too.

If you purchased your Aquila shares through a broker other than Lehman Brothers, that broker should have provided information on how to instruct them to handle your shares.


Additional Information and Where To Find It
-------------------------------------------

In connection with the proposed transaction, UtiliCorp United Inc. has filed an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (dated December 3, 2001) and other documents (as they may be amended and supplemented) by UtiliCorp with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, as well as UtiliCorp's related filings with the Commission, may also be obtained from UtiliCorp by directing a request to UtiliCorp United Inc., Investor Relations, 20 West Ninth Street, Kansas City, MO 64105, (816) 467-3501.


Forward-Looking Information
---------------------------

The terms "intends," "plans" and similar terms identify forward-looking information. Although UtiliCorp believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of conditions to the exchange offer that may be waived. Some of the conditions to the exchange offer will include the receipt of all required regulatory approvals, the tender by the public shareholders of the majority of their shares and the absence of an injunction or litigation concerning the exchange offer. In light of these uncertainties, there can be no assurances that the exchange offer will be completed.